Exhibit 4.23

INTELLECTUAL PROPERTY ASSIGNMENT

This INTELLECTUAL PROPERTY ASSIGNMENT (the “Assignment”) is made this 22nd day of March, 2012, by and among Coolsand Holdings Co., Ltd., a Cayman Islands corporation, Masshall Limited, a British Virgin Islands corporation, and Coolsand Technologies (Hong Kong) Limited, a Hong Kong corporation, (each a “Assignor,” and collectively the “Assignors”) and RDA Microelectronics, Inc., a Cayman Islands corporation (the “Assignee”).

W I T N E S S E T H :

WHEREAS, the Assignors and Assignee are party to that certain Asset Purchase Agreement, dated as of the date hereof (the “APA”);

WHEREAS, pursuant to the APA, the Assignors agreed to assign to Assignee all of the Assignors’ right, title and interest in and to the Intellectual Property Assets (as defined in the APA), and

WHEREAS, pursuant to the APA, the Assignors and Assignee have agreed to enter into this Assignment pursuant to which the Intellectual Property Assets will be conveyed to Assignee.

NOW THEREFORE, in consideration of the APA and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                      Definitions.  For purposes of this Assignment, capitalized terms shall have the meaning set forth in the body of this Assignment or the APA.

2.                                      Assignment.  Subject to the terms and conditions of the APA, the Assignors, on behalf of themselves, hereby sell, convey, assign and transfer to Assignee, and Assignee hereby purchases, acquires and accepts from Assignor, all of the right, title and interest of the Assignors in and to the Intellectual Property Assets, including, without limitation, the Intellectual Property listed on Schedule A hereto, all copies and tangible embodiments of the Intellectual Property Assets (in whatever form or medium), all rights in or licenses to or from a third Person in any of the Intellectual Property Assets, and all past, present or future claims or causes of action arising out of or related to any infringements, dilutions, or misappropriations of any of the Intellectual Property Assets.

3.                                      Validity Disputes.  The Assignors agree to assist the Assignee, upon Assignee’s reasonable request and at Assignee’s sole expense, in any pending or threatened suits or actions by third Persons challenging the validity or enforceability of any of the Intellectual Property Assets to the extent such assistance is reasonably required to effectively defend such suits or actions.

4.                                      Further Assurances.  The Assignors agree, without further consideration, to use their best efforts to execute and deliver such further documents as Assignee may reasonably request to effectuate this Assignment and to permit Assignee to be duly recorded as the registered owner of the rights hereby conveyed.

5.                                      Delivery of Documentation.    To the extent that the Assignors are in possession or control of any documentation (in whatever form or medium, including electronic media), which relates exclusively to the Intellectual Property Assets, and which is not in the possession of the Assignee as of the date hereof, the Assignors shall transfer such documentation to Assignee promptly following the Closing.

6.                                      No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Assignment.

7.                                      Binding Effect.  This Assignment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors (whether by operation of law or otherwise) and assigns.

8.                                      Conflicts.  In the event of a conflict between this Assignment and the APA, the terms of the APA shall control.

9.                                      Governing Law.  This Assignment, including all matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflicts or choice of laws or any other law that would make the laws of any other jurisdiction other than the State of New York applicable hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Intellectual Property Assignment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Coolsand Holdings Co., Ltd.

/s/ Julian Cheng
Name:	Julian Cheng
Title:	Director

Masshall Limited

/s/ Julian Cheng
Name:	Julian Cheng
Title:	Director

Coolsand Technologies (Hong Kong) Limited

/s/ Ding Yi
Name:	Ding Yi
Title:	Director

RDA Microelectronics, Inc.

/s/ Vincent Tai
Name:	Vincent Tai
Title:	Chief Executive Officer

SCHEDULE A

Copyrights:

Software	Description
Gallite	Single chip gsm/gprs baseband, including all the rtl, firmware, platform software which are needed to complete a commercial gsm/gprs handset.
Greenstone	Three chip solution gsm/gprs baseband, including dual sim support and all the rtl,firmware, platform software needed to complete a commercial gsm/gprs handset.
Jade	Previous version of Greenstone, single sim support.
Platform and MMI - CoolMMI (baseband software)	Platform and MMI software source code needed to complete a commercial gsm/gprs handset.
CSDTK (baseband software development kit)

Source code for the tools and environments which are needed to generate a handset runnable image, including cross-compiler tool chain, CoolXml, CoolPkg, xcp2h, srecmap, and Voice Co-Processor (VOC) compiler, etc.

CoolWatcher	Source code for the debugging tool and plug-ins which are used to debug embedded software on handsets.
CoolProfile	Source code for the debugging tool that is used to visually analyze handset profiling data.
Production tool	Source code for the tool to burn images to handsets in production.
WIMEI tool	Source code for the tool to write IMEIs to handsets in production.
CAT tool	Source code for the tool to set audio calibration parameters in production.
Calibration tool	Source code for the tool to calibrate handsets in production.
Documentation	All the development documents and manuals relating to each item of source code listed herein.